SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 GIANT FOOD INC.
                            (Name of Subject Company)


                             KONINKLIJKE AHOLD N.V.
                                  (ROYAL AHOLD)
                                    (Bidder)


                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    374478105
                      (CUSIP Number of Class of Securities)



                            PAUL P.J. BUTZELAAR, ESQ.
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                                011-31-75-6598111

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                            MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        /  / (a)
                                                                        /  / (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

         /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
--------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES

         /  /
--------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

     This Amendment No. 5 amends and supplements the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the teller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 10. ADDITIONAL INFORMATION

     Paragraph (f) of Item 10 is amended by adding at the end thereof the following:

     On June 17, 1998, the Purchaser issued a press release announcing the extension of the Expiration Date of the Offer until 5:00 p.m., New York City time, on Wednesday, July 15, 1998, unless further extended. A copy of the press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBIT.

     The following is hereby added as an exhibit:

     Exhibit (a)(10)     Press  Release  dated  June  17,  1998   extending  the
                         Expiration Date of the Offer to Purchase

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 17, 1998                       KONINKLIJKE AHOLD N.V.


                                         By:  /s/  F.I. AHLQVIST
                                              ----------------------------------
                                              Name:  F.I. Ahlqvist
                                              Title:    Executive Vice President